Tanaka Capital Management Announces Continued #1 Ranking for First Nine Months of 2021 for The TANAKA Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking for All of 2020

Fund's 37.0% Return More than Doubles Benchmark Wilshire Index and S&P 500 Total Returns

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NEWS PROVIDED BY

Tanaka Capital Management →

Oct 20, 2021, 08:30 ET

NEW YORK, Oct. 20, 2021 /PRNewswire/ -- Tanaka Capital Management today announced that according to Refinitiv Lipper, the TANAKA Growth Fund (TGFRX) was ranked #1 in its Multicap Core category out of 661 mutual funds for the year to date through September 30, 2021. The Fund's total return was 37.0% and significantly exceeded the second-highest ranked fund's total return of 23.0%. The TANAKA Growth Fund's performance compared with the Fund's benchmark Wilshire 2500 Growth index total return of 15.0% year to date and 15.9% for the S&P 500 for the same period. The Fund has maintained its #1 ranking for the last 1 3/4 years through September 30, 2021. In 2020, the Fund was up 50.9% vs.16.6% for the Lipper category average.

"We will do our best to maintain our #1 ranking through the 4th Quarter and into 2022. We believe that the environment will remain modestly favorable for stocks well into next year as many parts of the US and especially global economies remain depressed and have room to recover. Our analysis would suggest continued strong growth from our holdings in Technology (semiconductors, social media, online services), Biotechnology, Financial Services, Telecommunications, Industrials, Uranium, electric vehicles and private equity. Fortunately, we continue to benefit from new Fund inflows, which afford us the opportunity to 'keep the portfolio fresh' with new companies we are currently researching," said Graham Tanaka, President of Tanaka Capital Management. "We have been successful using social media and other online communication tools to draw investors' attention to the durable platform growth companies which we have discovered early to help increase investor awareness and enhance valuations."

"Our balanced approach to managing our portfolio has served us well in an increasingly volatile market," said Benjamin Bratt, Vice President of Tanaka Capital Management as well as Chief Financial Officer and Chief Compliance Officer of the TANAKA Growth Fund. "We are maintaining this strategy with high-quality pro-cyclical stock-picks that should improve with continued economic recovery complementing our core Growth holdings benefiting from company-specific growth opportunities and secular trends such as cloud computing, 5G, AI, e-commerce, and synthetic biology."

Available for Business Media Interviews for Expertise in Technology, Biotech and other Durable Growth Stocks
Graham Tanaka has made numerous television appearances on CNBC, Bloomberg Television, Reuters Television, and Yahoo Finance Live and been quoted in the Wall Street Journal and numerous other business publications due to his expertise in discovering platform companies that can grow significantly for many years. He was most recently interviewed by Reuters on March 12, 2021 for his insights on the stock market, inflation and interest rate trends when he also noted some of his stock ideas which have led to the Fund's top returns. He is available for interviews with business media seeking his expert commentary and his investment views on such companies as AFLAC, Intel, Dunkin' Donuts, Subaru, Novellus, ASML, Pfizer, Qualcomm, Apple, Tesla, and Amyris, all of which he identified and invested in early.

The TANAKA Growth Fund is currently open to new mutual fund investors. Investors can call 1-877-4TANAKA directly. The Fund is also available through Fidelity, Charles Schwab, TD Ameritrade, Vanguard, Wells Fargo, UBS, LPL Financial Services, Pershing, and Janney Montgomery Scott.

Note to Editors: Please see news releases issued:

January 21, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking by Lipper in Multicap Core Mutual Fund Category for The TANAKA Growth Fund in 2020".

February 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking for January 2021 for The TANAKA Growth Fund in the Multicap Core Mutual Fund Category Following its #1 Ranking for Full Year 2020".

March 18, 2021, entitled, "Graham Tanaka of Tanaka Capital Management Interviewed By Reuters".

March 18, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking Year To Date Through February 2021 For The TANAKA Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking For Full Year 2020".

April 14, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking First Quarter 2021 For The TANAKA Growth Fund In Lipper Multicap Core Mutual Fund Category Following Its #1 Ranking For All of 2020".

May 24, 2021, entitled, "Tanaka Capital Management Announces #1 Ranking Year To Date Through April 2021 For The Tanaka Growth Fund In Multicap Core Mutual Fund Category Following Its #1 Ranking For All of 2020".

August 4, 2021, entitled, "Tanaka Capital Management Announces Continued #1 Ranking In the First Half of 2021 For The Tanaka Growth Fund In Multicap Core Mutual Fund Category".



About Tanaka Capital Management

Founded in 1986, Tanaka Capital Management is the advisor to the TANAKA Growth Fund and also provides individually tailored investment management to high-net worth individuals, pension plans and endowments. The firm's investment philosophy reflects the view there are always misunderstood companies in the marketplace. It is our job to find these companies and validate whether they can deliver durable growth for our investors in the years ahead. Tanaka Capital Management is also accepting new clients for privately managed accounts. For more information, please visit www.tanaka.com.

The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-877-4TANAKA.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-4TANAKA.

Refinitiv Lipper Inc. - A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested.

Contact:

CapComm Partners (financial communications/investor relations)

Peter DeNardo

peter@capcommpartners.com



+1 (415) 389-6400

SOURCE Tanaka Capital Management

Related Links

http://www.tanaka.com

